Sede legale: Piazza degli Affari, 2 - 20123 Milano

February 15, 2007

Larry Spirgel
Assistant Director
 Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for Fiscal Year ended December 31, 2005
Filed May 19, 2006

File No. 1-13882

Dear Mr. Spirgel:

     Thank you very much for your letter dated February 6, 2007, setting forth one further comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005, (the “2005 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

     Our response to the Staff’s comment in your letter of February 6, 2007 on the 2005 Form 20-F is set forth below. To facilitate the Staff’s review, we have reproduced the comment from the Staff’s comment letter in bold face text. Our response follows the comment.

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Form 20-F for Fiscal Year Ended December 31, 2005

Note 43 – Reconciliation of IFRS As Adopted by the EU to US GAAP, page F-164

2. Purchase Method of Accounting for Other Transactions Occurred After the Adoption of IFRS, page F-166

We note your response to prior comment 5. In discussing the IFRS accounting treatment, you indicated that you considered the acquisition of the internet business held by your 61.5% subsidiary Telecom Italia Media as a transaction between shareholders and accordingly booked the entire offset to the Group equity reserves. This is in contrast to the manner in which you elected to account for the acquisition of other minority interests that occurred in 2005 (e.g., the acquisition of all the minorities of TIM), for which you used the “Parent entity extension method”, which results in the entire difference between the cost of the acquisition and the minority interest acquired being reflected as goodwill.

Tell us the consideration you gave to accounting for the acquisition of the internet business from Telecom Italia Media as a hybrid transaction, making a distinction between the portion of the internet business you already owned through your interest in Telecom Italia Media, and the portion of the internet business that was in essence owned by Telecom Italia Media’s other shareholders. If such an approach had been applied, the portion of the internet business held by Telecom Italia Media that you in essence already owned and controlled through your 61.5% interest in Telecom Italia Media would have been treated as a transaction between shareholders with the offset going to Group equity reserves, and the portion of the internet business that was in essence owned by Telecom Italia Media’s minority shareholders (those holding the remaining 38.5% stake) would have been treated in a manner similar to how you accounted for the acquisition of other minority interests, with the offset to goodwill.

It appears that this would have allowed a distinction to be made with respect to the acquisition of an investment from a consolidated subsidiary, while also allowing for the consistent application of the accounting policy selected for the acquisition of minority interests. While we note the factors cited in your most recent response, it remains unclear how the method selected for accounting for this transaction results in compliance with IAS 8, specifically paragraph 13 regarding consistency of accounting policies.

Response:

In the absence of specific guidance under IFRS, we have used our judgement and the guidelines within IAS 8 to develop our accounting policies. IFRS provides no specific guidance on how to account for the acquisition of minorities or transactions which affect the ownership interests in entities within the Group.

In developing our accounting policies in respect of those transactions which affect the minority interest holders within the Group, we have made a fundamental distinction between two types of transactions: (1) those transactions to which minorities participate directly; and (2) those intra-group transactions whereby the minority interest is affected indirectly by the transaction and therefore, undergoes a change in value. We have adopted respective accounting policies which we believe provide the most reliable and relevant information to the users of the financial statements.

In the case of the TIM transaction, the minority interest holders in TIM participated directly in the transaction. The minority interest elected to receive consideration in either cash or new shares issued by Telecom Italia, and their minority interest in the Group was eliminated. As a result, there was a net out-flow of cash from the Group and an issuance of additional share capital of the parent company. As such, this represents the acquisition of a minority interest. As stated within our Goodwill accounting policy note on page F-14 of the 2005 Form 20-F, we have adopted the parent entity extension method to account for such transactions.

On the other hand, the acquisition of the internet business from Telecom Italia Media did not involve the direct participation of the minority interest holders of Telecom Italia Media in the transaction: the transaction was approved by the two Boards of Directors of Telecom Italia and Telecom Italia Media; and no cash consideration was paid directly to the minorities. Although there has been a change in the minority interest, before and after the transaction, the consolidated net assets of the Group do not change. Consequently, the accounting policy adopted reflects the change in the value of the minority interest without reflecting any change in the net assets of the Group. In defining our accounting policy for such transactions, we referred principally to IAS 27 which requires (1) that the minority interest reflect changes in equity from the date of the original combination (IAS 27 paragraph 22) and (2) that the effect of intra-group transactions are eliminated in full (IAS 27 paragraph 24). Therefore, as described in Note 3 – Accounting Policies –Consolidation, on page F-14 of the 2005 Form 20-F, the transferred interests are maintained at historical cost and the gain or loss on the transfer is fully eliminated. The minority interests are adjusted to reflect the change in their share of equity, with the offset going to Group equity reserves (and not to goodwill). As a result, the transaction has no impact on the statement of operations or on total shareholders’ equity in accordance with IAS 27.

For the reasons set out above, in our view there is no inconsistency in our approach. We believe our choice of methods does not undermine the requirements of IAS 8, paragraph 13 because we have identified and distinguished between two types of transactions: (1) the acquisition of minority interests accounted for under the parent entity extension method; and (2) intra-group transactions involving the transfer of business assets within the Group for which we recognize the change in the ownership interest within shareholders’ equity and eliminate the effects on the statement of operations and net assets.

The hybrid approach that you have outlined would result in the recognition of goodwill. We agree that in the case of the acquisition of a minority interest, as described above, this method is an acceptable alternative. However, we believe that when the value of the minority interest changes as a result of a transaction within the Group, and when the minority interest is not directly party to the transaction, it would not be appropriate to recognize goodwill. The mere transfer of a reporting entity or group of assets within the Group should not, in our view, lead to the recognition of goodwill. In establishing our accounting policy which is and will be applied to all intra-group transfers of assets and businesses, we have eliminated the possibility of recording internally generated goodwill on such transactions.

We propose to revise our disclosure in future filings, more clearly defining and distinguishing between the types of transactions (e.g., acquisition of minority interests and intercompany transfers of consolidated entities resulting in changes in ownership interests) and the applicable accounting policy in our financial statements.

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     Telecom Italia acknowledges that:

  Telecom Italia is responsible for the adequacy and accuracy of disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters and are available to discuss our response with you at your convenience. In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or Simona Spazzini, at 011-44-20-7418-1328 (fax: 011-44-20-7710-4828). Any further questions or comments should be sent directly to Mr. Oakes and Ms. Spazzini as well as the undersigned.

Very truly yours,

/s/ Enrico Parazzini

Enrico Parazzini
Chief Financial Officer

cc:	Jeffrey M. Oakes
Davis Polk & Wardwell

Simona Spazzini
Davis Polk & Wardwell

Nadia Locati
Reconta Ernst & Young S.p.A.

Margy Coll
Reconta Ernst & Young S.p.A.